UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

2014 First Quarter Preliminary Operating Results

On April 25, 2014, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2014. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Operating results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2014	4Q 2013	% Change Increase (Decrease) (Q to Q)	1Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	4,986,561	5,361,429	(6.99%)	6,202,554	(19.60%)
	Cumulative	4,986,561	22,597,188	—	6,202,554	(19.60%)
Net operating profit	Specified Quarter	483,724	458,084	5.60%	532,865	(9.22%)
	Cumulative	483,724	2,026,992	—	532,865	(9.22%)
Profit before income tax	Specified Quarter	498,427	368,679	35.19%	547,736	(9.00%)
	Cumulative	498,427	1,815,291	—	547,736	(9.00%)
Profit for the period	Specified Quarter	373,525	258,965	44.24%	412,916	(9.54%)
	Cumulative	373,525	1,263,705	—	412,916	(9.54%)
Profit attributable to shareholders of the parent company	Specified Quarter	373,525	258,965	44.24%	411,458	(9.22%)
	Cumulative	373,525	1,260,509	—	411,458	(9.22%)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Operating results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2014	4Q 2013	% Change Increase (Decrease) (Q to Q)	1Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	3,774,007	4,095,114	(7.84%)	4,862,670	(22.39%)
	Cumulative	3,774,007	17,461,406	—	4,862,670	(22.39%)
Net operating profit	Specified Quarter	322,356	352,173	(8.47%)	376,063	(14.28%)
	Cumulative	322,356	1,438,122	—	376,063	(14.28%)
Profit before income tax	Specified Quarter	337,337	245,590	37.36%	391,090	(13.74%)
	Cumulative	337,337	1,211,611	—	391,090	(13.74%)
Profit for the period	Specified Quarter	258,232	173,153	49.14%	295,857	(12.72%)
	Cumulative	258,232	819,719	—	295,857	(12.72%)
Profit attributable to shareholders of the parent company	Specified Quarter	258,232	173,153	49.14%	295,812	(12.70%)
	Cumulative	258,232	819,635	—	295,812	(12.70%)

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Operating results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		1Q 2014	4Q 2013	% Change Increase (Decrease) (Q to Q)	1Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	722,306	787,202	(8.24%)	714,376	1.11%
	Cumulative	722,306	2,990,037	—	714,376	1.11%
Net operating profit	Specified Quarter	124,899	90,392	38.17%	124,738	0.13%
	Cumulative	124,899	503,759	—	124,738	0.13%
Profit before income tax	Specified Quarter	124,189	89,691	38.46%	124,760	(0.46%)
	Cumulative	124,189	502,107	—	124,760	(0.46%)
Profit for the period	Specified Quarter	94,439	68,734	37.40%	95,588	(1.20%)
	Cumulative	94,439	384,411	—	95,588	(1.20%)
Profit attributable to shareholders of the parent company	Specified Quarter	94,439	68,734	37.40%	95,588	(1.20%)
	Cumulative	94,439	384,411	—	95,588	(1.20%)

*	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 25, 2014	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO